4-3-02

02030057

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

APRIL 3, 2001

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F __X__ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ___ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] __N/A__

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

Embratel
Participações S.A.

News Release

EMBRATEL SUCCESFULLY COMPLETES 2002 FINANCING PROGRAM
US$305 million Syndicate Loan and Trade Related Financing Concluded

Rio de Janeiro, Brazil - April 3, 2002 - Embratel Participações S.A. (Embratel Participações or the "Company") (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. ("Embratel"), today announced the conclusion of its main 2002 financing program.

The major part of this program consists of a Syndicated Loan of US$270 million. A total of US$240 million has already been internalized by the company and another US$30 million is being finalized. An additional US$35 million of trade related financing is being structured and will complete Embratel's core financing needs for 2002. The company ended the first quarter of 2002 with a cash position of R$662 million having paid approximately US$409 million of interest and principal during the quarter. "The conclusion of these transactions at prices and conditions established in early January is evidence of Embratel's credit quality and financing ability even in an unfavorable financing environment for telecoms " said José Maria Zubiría, Embratel's Finance Vice President and CFO.

The syndicated loan is composed of three tranches: US$100 million maturing in one year; US$170 million with average two year maturity of which US$20 million carries Political Risk Insurance (PRI). US$120 million has been hedged, including the entire one year tranche, at an average rate of 98.2% of CDI. "While this loan enables us to fulfill our refinancing needs for the year, our cash generation will fund most of the 2002 R$1.1 billion investment plan" said Jorge Rodriguez, Embratel's President and CEO, "Embratel is focused on improving its EBITDA and overall cash generation throughout 2002. This will allow us to accomplish our goal of maintaining total debt at 2001 US dollar equivalent levels".

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country. Service offerings include: advanced voice, high-speed data communication services, Internet, satellite data communications and corporate networks. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the

Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2519-9662
fax: (55 21) 2519-6388
21 email: silvia.pereira@ embratel.com.br or invest@embratel.com.br

Helena Duncan/Mariana Palmeira
Press Relations
tel: (55 21) 2519-3653/3654
fax: (55 21) 2519-8010
email:hduncan@embratel.com.br or mpalm@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date:

By: ______________________

Name: Daniel Eldon Crawford

Title: President